Exhibit (d)(8)

THIRD AMENDMENT TO

DUE DILIGENCE AND EXCLUSIVITY AGREEMENT

This Third Amendment to Due Diligence and Exclusivity Agreement (“Third Amendment”) is effective as of April 9, 2024, by and between Bucher and Christian Consulting, Inc. d/b/a BCforward, an Indiana corporation (“BCF”), and TSR, Inc., a Delaware corporation (the “Company” and together with BCF, the “Parties”)

WHEREAS, the Parties entered into that certain Due Diligence and Exclusivity Agreement, dated January 10, 2024 (“Original Agreement”), as amended by that certain First Amendment to Due Diligence and Exclusivity Agreement, dated March 11, 2024 (“First Amendment”), and as amended by that certain Second Amendment to Due Diligence and Exclusivity Agreement, dated March 26, 2024 (“Second Amendment”).

WHEREAS, the Parties desire to amend the Original Agreement on the terms and conditions set forth in this Third Amendment. As amended, the Original Agreement is referred to as the “Agreement.”

NOW THEREFORE, in consideration of the mutual covenants and agreements included in this Third Amendment and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agrees as follows:

1.	The first sentence of paragraph 3 of the Original Agreement is hereby amended and restated and replaced in its entirety by the following sentence:

“The Company and BCF shall continue to discuss on an exclusive basis the Proposed Transaction, including the negotiation of the terms thereof and the potential definitive documentation regarding the same (collectively, the “Definitive Agreements”) for a period beginning upon the Effective date and any applicable extension, until the earlier of (i) the execution of a definitive agreement by the Company and BCF with respect to the Proposed Transaction, (ii) the mutual agreement of the Company and BCF to terminate this Agreement, and (iii) 5:00 pm Eastern Standard Time on April 23, 2024 (the “Exclusivity Period”); provided, however, that in no event shall the foregoing require the Company to continue such discussions if the Company determines in its sole discretion not to proceed with the Proposed Transaction.”

2.	The Agreement is and shall continue to be in full force and effect, except as amended by this Third Amendment.

3.	Any and all defined terms which are not explicitly defined herein shall have the meaning ascribed to them in the Original Agreement.

4.	This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same instrument. A signed copy of this Third Amendment delivered by facsimile, e-mail, or other means of electronic transmission shall have the same legal effect as delivery of an original signed copy of this Agreement.

[Signatures on next page]

IN WITNESS WHEREOF, the Parties have duly executed and delivered this Third Amendment effective as of the date first written above.

Bucher and Christian Consulting, Inc.

By:	/s/ Justin P. Christian
Name:	Justin P. Christian
Title:	President and Chief Executive Officer

TSR, Inc.

By:	/s/ Thomas Salerno
Name:	Thomas Salerno
Title:	President and CEO